US$850,000,000	FILED PURSUANT TO RULE 433
1.300% SENIOR NOTES DUE 2016	FILE NO. 333-172562

Terms and Conditions:

Issuer:	Citigroup Inc.
Ratings*:	Baa2 (negative outlook)/A- (negative outlook)/A (stable outlook) (Moody’s / S&P / Fitch)
Ranking:	Senior
Trade Date:	March 22, 2013
Settlement Date:	March 27, 2013 (T+3 days)
Maturity:	April 1, 2016
Par Amount:	U.S. $850,000,000
Semi-Annual Coupon:	1.300% per annum
Re-offer Spread to Benchmark:	T3 + 96 basis points
Re-offer Yield:	1.340% per annum
Public Offering Price:	99.982%
Net Proceeds to Citigroup:	$846,872,000 (before expenses).
Interest Payment Dates:	The 1st day of each April and October, commencing October 1, 2013 (long first interest period). Following business day convention.
Day Count:	30/360.
Defeasance:	Applicable. Provisions of Sections 11.03 and 11.04 of the Indenture apply.
Redemption at Issuer Option:	Only for tax purposes.
Redemption for Tax Purposes:	Applicable at issuer option if, as a result of changes in U.S. tax law, withholding tax or information reporting requirements are imposed on payments on the notes to non-United States persons. Redemption as a whole, not in part.
Sinking Fund:	Not applicable.
Listing:	Application will be made to list the notes on the regulated market of the Luxembourg Stock Exchange.
Minimum Denomination / Multiples:	$1,000/ multiples of $1,000 in excess thereof
Sole Book Manager:	Citigroup Global Markets Inc.
Senior Co-Managers:	Barclays Capital Inc. Deutsche Bank Securities Inc. HSBC Securities (USA) Inc. UBS Securities LLC Wells Fargo Securities, LLC

US$850,000,000	FILED PURSUANT TO RULE 433
1.300% SENIOR NOTES DUE 2016	FILE NO. 333-172562

Junior Co-Managers:

ANZ Securities, Inc.

Capital One Southcoast, Inc.

CastleOak Securities, L.P.

CIBC World Markets Corp.

Credit Suisse Securities (USA) LLC

Drexel Hamilton, LLC

Fifth Third Securities, Inc.

Loop Capital Markets LLC

Macquarie Capital (USA) Inc.

Merrill Lynch, Pierce, Fenner & Smith Incorporated

Mischler Financial Group, Inc.

Mizuho Securities USA Inc.

Muriel Siebert & Co., Inc.

nabSecurities, LLC

National Bank of Canada Financial Inc.

Nomura Securities International, Inc.

PNC Capital Markets LLC

RBC Capital Markets, LLC

Samuel A. Ramirez & Company, Inc.

SMBC Nikko Capital Markets Limited

SunTrust Robinson Humphrey, Inc.

TD Securities (USA) LLC

CUSIP:	172967 GP 0

ISIN:	US172967GP03

*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Citigroup Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The file number for Citigroup’s registration statement is No. 333-172562. Alternatively, you can request the prospectus by calling toll-free in the United States 1-877-831-9146.